Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, Texas 78728

May 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C., 20549

Re:	Aviat Networks, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-288018
Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Aviat Networks, Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-288018), as initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2025 (the “Registration Statement”), be withdrawn effective immediately.

The Company has determined not to pursue the offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Katherine Terrell Frank of Vinson & Elkins L.L.P. at (214) 220-7869.

Very truly yours,

AVIAT NETWORKS, INC.

By:	/s/ Peter A. Smith
Name:	Peter A. Smith
Title:	President and Chief Executive Officer

cc:	Katherine T. Frank, Vinson & Elkins L.L.P.